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MAR 03 2021

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415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W Riverside Ave, Suite 1020
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Vorpal (509) 747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel
(Name – *if individual, state last, first, middle name*)

422 W. Riverside, Suite 1420	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Voprahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securites, as of 12/31/2020, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMANDA POWELL
Notary Public
State of Washington
Commission # 164460
My Comm. Expires Apr 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This form has NOT yet been submitted to FINRA. Please review the answers you provided. You must return to the editable version of the form and press the Submit button to send this information to FINRA.

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.

For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):

Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*

Schoedel & Schoedel

PCAOB #*

3793

Auditor Address - Street*	City*	State*	Zip Code*
422 W. Riverside #1402	Spokane	WA	99201

Auditor Main Phone Number*

509 747-2158

Lead Audit Partner Name*

Scott Opperud

Lead Audit Partner Direct Phone Number*

509 747-2158

Lead Audit Partner Email Address*

sopperud@schoedel.com

FYE: 2020-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:*

INDEPENDENT ACCOUNTANT'S
AGREED-UPON PROCEDURES REPORT ON
SCHEDULE OF ASSESMENT AND PAYMENTS, FORM SIPC-7

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vorpahl Wing Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Vorpahl Wing Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (there were no adjustments);

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 19, 2021

Schedule of Assessment and Payments
December 31, 2020

General assessment per Form SIPC-7, including interest	$ 140
Less payments (overpayments) made with Form SIPC-6	(93)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 47

See accompanying independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2020 and 2019

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT
December 31, 2020 and 2019
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
421 W. Riverside Ave., Suite 1020
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vorpahl Wing Securities, Inc., a Washington corporation, as of December 31, 2020 and 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our responsibility is to express an opinion on Vorpahl Wing Securities, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vorpahl Wing Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audits of Vorpahl Wing Securities, Inc.'s financial statements. Schedule I is the responsibility of Vorpahl Wing Securities, Inc.'s management. Our audit procedures included determining whether the Schedule I reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on the Schedule I, we evaluated whether the Schedule I, including their form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Vorpahl Wing Securities, Inc.'s auditor since 2007.
Spokane, Washington
February 19, 2021

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash in bank	$ 485	$ 305
Accounts receivable - commissions	13,846	23,081
Accounts receivable - office overhead	-	632
Total current assets	14,331	24,018
OTHER ASSETS:		
CRD account-restricted	607	97
Lease deposit	5,505	5,505
Wedbush-Morgan restricted deposit account	25,135	25,118
Total other assets	31,247	30,720
	$ 45,578	$ 54,738

LIABILITIES AND STOCKHOLDER'S EQUITY

	2020	2019
CURRENT LIABILITIES:		
Bank overdrafts	$ 10,141	$ 9,701
Accounts payable	21,032	8,673
Accrued payroll taxes	2,036	2,759
Accrued expenses	904	1,079
Total current liabilities	34,113	22,212
STOCKHOLDER'S EQUITY:		
Common Stock consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	10,465	31,526
Total stockholder's equity	11,465	32,526
	$ 45,578	$ 54,738

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2020 and 2019

	2020	2019
REVENUES:		
Advisory Income	$ 195,875	$ 343,686
Commissions	583,281	690,052
Interest participation	16	141
Other income	26,123	32,860
Total revenues	805,295	1,066,739
EXPENSES:		
Bank and investment charges	319	819
Broker commissions	218,917	476,478
Charitable donations	55	5,119
Computer and technology expenses	19,064	11,231
CRD expenses	6,064	6,826
Dues and subscriptions	2,484	2,641
Education	560	430
Employee health insurance	3,540	3,048
Health and fitness	6,123	3,033
Insurance	2,275	2,388
Legal and accounting fees	51,350	33,157
Marketing	12,517	20,150
Meals and entertainment	335	264
Office and administration	16,785	17,534
Officer compensation	59,394	56,387
Parking	2,296	3,190
Payroll taxes	15,867	18,469
Postage	3,820	3,148
Rent	50,447	65,081
Retirement plan contributions	7,473	7,045
Salaries and wages	145,995	174,200
Storage	1,846	1,932
Taxes and licenses	11,135	9,665
Telephone	11,638	10,237
Travel	4,362	5,304
Truck and automobile	-	622
Total expenses	654,661	938,398
NET INCOME	$ 150,634	$ 128,341

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2020 and 2019

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2018	1,000	$ 1,000	$ 28,484	$ 29,484
Activity for the year ended December 31, 2019:				
Net income	-	-	128,341	128,341
Distributions	-	-	(125,299)	(125,299)
Balances as of December 31, 2019	1,000	1,000	31,526	32,526
Activity for the year ended December 31, 2020:				
Net income	-	-	150,634	150,634
Distributions	-	-	(171,695)	(171,695)
Balances as of December 31, 2020	1,000	$ 1,000	$ 10,465	$ 11,465

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 150,634	$ 128,341
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Net (increase) decrease in:		
Accounts receivable - commissions	9,235	(12,925)
Accounts receivable - office overhead	632	(60)
CRD account	(527)	5,192
Net increase (decrease) in:		
Bank overdraft	440	(445)
Accounts payable	12,359	5,122
Accrued payroll taxes	(723)	(39)
Accrued expenses	(175)	308
Net cash flows provided by operating activities	171,875	125,493
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(171,695)	(125,299)
NET CHANGE IN CASH	180	194
CASH BALANCE - Beginning of year	305	111
CASH BALANCE - End of year	$ 485	$ 305

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivables are recorded when purchase and sale orders are issued and are presented in the statements of income net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore, no allowance for doubtful accounts is provided. See also Note 5.

Property and Equipment - Property and equipment is stated at cost and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019 advertising costs were $12,517 and $20,150, respectively.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 19, 2021, there were no audits or examinations in progress. With few exceptions, as of December 31, 2020, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2017.

Subsequent Events - Management has considered subsequent events through February 19, 2021, the date the financial statements were available to be issued.

On February 15, 2020, the Company settled arbitration brought by a former client for $10,000. Under the terms of the arbitration agreement, the Company will pay $5,000, with the remaining $5,000 being paid by the Client's former broker.

NOTE 3 – RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2020, the Company had no uninsured deposits held at corresponding financial institutions.

In early 2020, an outbreak of the novel strain of coronavirus (COVID-19) emerged globally. As a result, there have been mandates from federal, state and local authorities resulting in an increase to the overall economic uncertainty facing businesses. While specific impacts to the Company have been limited, the ultimate impact of COVID-19 on the financial performance of the Company is not reasonably estimable at this time.

NOTE 4 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2020 and 2019 the balance was $607 and $97, respectively.

NOTE 5 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent/office overhead. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 6 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,001. The balance at December 31, 2020, is $25,135 and $25,118 for December 31, 2019.

NOTE 7 - PROPERTY AND EQUIPMENT:

As of December 31, 2020 and 2019, property and equipment was summarized as follows:

Description	Life	2020	2019
Office equipment/furniture	1-7 years	$ 62,747	$ 62,747
Less: accumulated depreciation		(62,747)	(62,747)
		$ -	$ -

NOTE 8 - LEASES:

On November 1, 2013, the Company entered into a lease with West and Wheeler for office space in the Paulsen Building in Spokane, Washington. The term of the lease is for 78 months. Effective June 1, 2018 to May 31, 2019, the lease amount is $5,138 with the next increment of $5,531 from June 1, 2019 until May 31, 2020. Rental expense for the years ended December 31, 2020 and 2019 totaled $50,447 and $65,081, respectively. A new lease for 60 months was signed July 13th, 2020 effective September 1, 2020.

Future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2020	$38,014
2021	$68,480
2022	$70,560
2023	$72,720
2024	$74,900
2025	$50,920
Lease ends August 31, 2025	

In November 2020, the Company entered into a new 60-month operating rental agreement for a copy machine. Under the terms of this operating agreement, the Company is to make base rental payments of $122 plus tax ($133 per month). Additional charges will apply if the number of base monthly copies exceed a predetermined stated monthly volume. For the years ended December 31, 2020 and 2019, total operating rental payments for copy machine was $3,314 and $3,002, respectively.

NOTE 9 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2020 and 2019, Vorpahl Wing Securities, Inc. had net capital of $5,355 and $27,021, respectively and aggregated indebtedness of $34,113 and $22,212, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was 6.3708 to 1 as of December 31, 2020 and .8220 to 1 as of December 31, 2019.

NOTE 10 - RETIREMENT PLAN:

The Company has established a 401(k) plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2020 and 2019, the Company made $7,473 and $7,045 contributions to the plan, respectively.

VORPAHL WING SECURITIES, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Vorpahl Wing Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Vorpahl Wing Securities, Inc.

I, Tim Vorpahl, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

[signature]

Signature

President

Title

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

Net Capital		
Total stockholder's equity		$ 11,465
Deductions/charges:		
Non allowable assets:		
Other assets	$ 6,112	
Furniture, equipment, net	-	
Total assets		6,112
Net Capital		$ 5,353
Aggregate indebtedness		
Items included in statement of financial condition:		
Overdraft	10,141	
Accounts payable	21,032	
Accrued payroll taxes	2,036	
Accrued expenses	904	
Total aggregate indebtedness		$ 34,113
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 353
Minimum net capital required at 1500 percent		$ 2,274
Excess net capital at 1500 percent		$ 3,079
Minimum net capital required at 1000 percent		$ 3,411
Excess net capital at 1000 percent		$ 1,942
Ratio: Aggregate indebtedness to net capital		6.3728 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2020)		
Net capital, as reported in Part II (unaudited) FOCUS Report		$ 5,355
Subsequent adjustments:		
Non-allowable accounts receivable		-
Rounding		(2)
Net capital per above		$ 5,353

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2020.

See the accompanying independent registered public accounting firm's report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors of
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Vorpahl Wing Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vorpahl Wing Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vorpahl Wing Securities, Inc. stated that Vorpahl Wing Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vorpahl Wing Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vorpahl Wing Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwedel & Schwedel CPAs PLLC

Spokane, Washington
February 19, 2021